DCP Holding Company

100 Crowne Point Place

Sharonville, Ohio 45241

Telephone: (513)-554-1100

October 3, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	DCP Holding Company (the “Company,” “we” or “us”)

Form Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2013

File No. 000-51954

Dear Mr. Riedler:

We have received your letter dated September 30, 2013 regarding the above referenced filing. Please find our responses to your comments below.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, each of your original comments appears in bold text, followed by our response.

1.

We note that each of your proposed Second Amended and Restated Articles of Incorporation and Second Amended and Restated Code of Regulations contains several material changes. Please revise the proxy card and accompanying disclosure in your proxy statement to identify as a separate matter to be voted on each proposed material change to the Articles of

Incorporation and Code of Regulations. For example, please provide for a separate stockholder vote on the increase in the number of authorized Class B Common Shares, the creation of the Class C Common Shares, the creation of the Class D Common Shares, the change in voting rights of the Class B Common Shares, and any other material matters that, if presented independently, would require stockholder approval.

The Company’s Response:

In accordance with the Staff’s comment, we have revised the proxy card and accompanying disclosure in the proxy statement to identify as a separate matter to be voted on each proposed material change to the Articles of Incorporation and Code of Regulations. An amended copy of the Preliminary Proxy Statement on Schedule 14A is filed via EDGAR on the date hereof.

2.	Please expand your discussion of the proposed increase in the number of Class B Common Shares to explain the reasons for such proposed increase, including whether you currently have, or do not have, any plans with respect to the increased number of authorized shares. If such plans exist, please disclose all material information.

The Company’s Response:

In accordance with the Staff’s comment, we have expanded the discussion of the proposed increase in the number of Class B Common Shares (see pages 9 and 12 of the proxy statement) to explain the reasons for such proposed increase and to disclose that we have no plans at this time with respect to the increased number of authorized shares.

3.	Please expand your discussion of the proposed authorization of Class C and Class D Common Shares to disclose whether you currently have, or do not have, any plans with respect to such shares. If such plans exist, please disclose all material information.

The Company’s Response:

In accordance with the Staff’s comment, we have expanded the discussion of the proposed authorization of Class C and Class D Common Shares (see pages 7 and 12 of the proxy statement) to disclose that we have no plans at this time with respect to such shares.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at (513)-554-3189. We would like to finalize our proxy statement and mail to our shareholders on or about October 7, 2013. Therefore, we do appreciate your efforts to assist in finalizing the proxy statement so that we may meet our target mailing date to afford our shareholders sufficient time to review and consider the proposals to be presented at our special meeting of shareholders.

Sincerely,

/s/ Robert C. Hodgkins, Jr.

Robert C. Hodgkins, Jr.

Vice President & Chief Financial Officer

cc:	Amy Reischauer, Securities and Exchange Commission

Amy M. Shepherd, Baker & Hostetler, LLP

3